MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Issuer of securities registered in the Securities Registry

Santiago, April 25, 2024

Mrs.
Solange Bernstein Jáuregui
President
Financial Market Commission
Av. Libertador Bernardo O'Higgins 1449

Ref.: Reforms to the bylaws and renewal of the Company's Board of Directors.

Dear Mrs. President:

In accordance with the provisions of article 9 and second paragraph of article 10 of Law No. 18,045 on the Securities Market, and in General Standard No. 30 of your Commission, duly empowered for this purpose, I allow myself to inform you of the following in character of an Material Fact of LATAM Airlines Group S.A. (“LATAM”):

I.- Bylaw Reforms.-

At the Extraordinary Shareholders' Meeting of LATAM (the “Extraordinary Meeting”) held on this date, April 25, 2024, all the bylaw reforms for which said Meeting was summoned were approved, among which the elimination of the fourth transitory article of the LATAM bylaws, which regulated the duration of the Board of Directors.

The resignation presented by Mr. Bouk Van Geloven from his position as Director on April 3, 2024, as reported in an Material Fact of that same date, necessitated the complete renewal of the members of the Board of Directors at the Ordinary Shareholders' Meeting, to which point II below refers. Following the elimination of the aforementioned article, the Board of Directors elected at said Meeting will remain in office for a period of two years from this date.

II.- Total Renewal of the Board of Directors.-

At the Ordinary Shareholders' Meeting of LATAM also held on this date, immediately following the Extraordinary Meeting, the LATAM Board of Directors was renewed. The following people were elected:

1.Mr. Enrique Cueto Plaza;
2.Mr. Ignacio Cueto Plaza;
3.Mr. Frederico F. Curado (as independent director);
4.Mr. William de Wulf;
5.Mr. Antonio Gil Nievas;
6.Mr. Bornah Moghbel;
7.Mr. Michael Neruda;
8.Mrs. Sonia Villalobos; and
9.Mr. Alexander D. Wilcox.

Sincerely,

Juan Carlos Menció
Legal Senior Vice President
LATAM Airlines Group S.A.

c.c.: - Santiago Stock Exchange
c.c.: - Santiago Chile Electronic Stock Exchange